FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
October 28, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Vassily Sidorov
	Name:	Vassily Sidorov
	Title:	Acting President/CEO

Date: October 28, 2004

MTS OBTAINS LOANS FOR THE EXPANSION OF ITS NETWORK

Moscow, Russian Federation – October 28, 2004 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and the CIS, announces that it has obtained two committed credit facilities in an aggregate amount of approximately  $121 million to finance the further expansion of the Company’s network in Russia.

The funds will be used to purchase equipment and software from Siemens Aktiengesellschaft and Alcatel SEL AG for the technical upgrading and expansion of the Company’s network in Russia. The arrangers and lenders of the credit facility are HSBC Bank plc (London) and ING BHF-BANK Aktiengesellschaft. Euler Hermes Kreditversicherungs-AG, the German credit export agency, is providing export credit cover with respect to both facilities. The facilities have a tenor of approximately 9 years and the all-in cost of financing, including the export credit agency fees, equates to approximately 1.9% per annum over LIBOR for each facility.

Commenting on the new credit facility, Tatiana Evtushenkova, MTS’ Vice President for Investment and Corporate Development, said: “ECA-backed financing is one of the cheapest sources of funding available to us today. The repayment conditions are also favorable for us and convenient in terms of managing our cash-flow as we will be repaying the loan over a nine year period. The funds will be used exclusively to purchase equipment from two of the world’s leading manufacturers, Siemens and Alcatel.”

“It is not the first time that our Bank is working with MTS. We are pleased that our successful co-operation with MTS has been extended,” said Vadim Udalov, Member of the Management Board, Head of Corporate and Institutional Banking, ООО HSBC Bank (RR), a wholly owned subsidiary of HSBC Bank plc (London).

“ING is proud of the strong relationship we have with MTS as demonstrated by this deal amongst others,” said Siobhan Walker, CIS Regional Head of Corporate Financial Services, ING Bank (Eurasia) ZAO.

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For further information contact:

Mobile TeleSystems, Moscow	tel: +7 095 911 6553
Andrey Braginski, Investor and Public Relations	e-mail: ir@mts.ru

ООО HSBC Bank (RR)
Irina Loguntsova, Public Relations	tel: +7 095 783 8895

ING Bank (Eurasia) ZAO

Andrey Ivanov, Vice-President, Structured & General Lending

tel: +7 095 937 7946

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Notes:

Mobile TeleSystems (MTS)

Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 26.6 million subscribers. The regions of Russia, as well as Belarus, Ukraine and Uzbekistan, in which MTS and its subsidiaries are licensed to provide GSM services, have a total population of approximately 225.8 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

The HSBC Group

The HSBC Group operates in the Russian market through OOO HSBC Bank (RR), a wholly owned subsidiary of HSBC Bank plc. From its modern premises in the heart of Moscow, OOO HSBC Bank (RR) provides a wide range of corporate and institutional banking products to multinational and domestic corporate and institutional customers in Russia.

HSBC Bank plc is a wholly owned subsidiary of HSBC Holdings plc, and a member of the HSBC Group. Serving over 110 million customers world-wide, the HSBC Group has more than 10,000 offices in 76 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,154 billion at 30 June 2004, HSBC is one of the world’s largest banking and financial services organisations. HSBC is marketed world-wide as ‘the world’s local bank’.

ING Group

ING Group operates in the Russian market through ING Bank (Eurasia) ZAO, a wholly owned subsidiary employing 200 people offering a full range of banking services. In wholesale banking ING in Russia is active in several sectors having long-standing relationships with both multinational clients and local blue-chip corporates.

ING BHF-BANK Aktiengesellschaft is a wholly owned subsidiary of ING Bank N.V. and a member of ING Group. ING Group is one of the largest diversified financial services companies world-wide, with total assets of nearly Euro 782 billion and provides banking, insurance and asset management services through a network of offices in more than 60 countries around the world. The group is active in various industrial sectors and provides an impressive track record in various financing structures including supra-national support.

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